SE 20004247

Securities and Exchange Commission
Trading and Markets

FEB 12 2020

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potomac Investment Compay

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 Wisconsin Avenue, Suite 108
(No. and Street)

Chevy Chase (City) MD (State) 20815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Carol Greenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Investment Compay, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Greenwald 2/3/20
Signature

President
Title

Notary Public

ENRIQUE ELTON VERA
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires 05-04-2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTOMAC INVESTMENT COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2019

Potomac Investment Company
Financial Statements and
Independent Auditors' Report
December 31, 2019

Contents

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Potomac Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Potomac Investment Company as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Potomac Investment Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Potomac Investment Company's management. Our responsibility is to express an opinion on Potomac Investment Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Potomac Investment Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Potomac Investment Company's financial statements. The supplemental information is the responsibility of Potomac Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Potomac Investment Company's auditor since 2015.

Kennett Square, Pennsylvania
January 31, 2020

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

POTOMAC INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and Cash Equivalents		$	1,693
Investment Securities			487,501
Accounts Receivable - Trade			3,855
Prepaid Expenses			8,055
Loan to Stockholder			7
Property and Equipment	$ 54,784		
Accumulated Depreciation	(44,010)		
Net Property and Equipment			10,774
Total Assets		$	511,885

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued Retirement Plan Contribution	$	56,000
Accounts Payable-Stockholder		7,300
Accounts Payable		5,153
Total Liabilities	$	68,453

STOCKHOLDERS' EQUITY

Common Stock (Authorized 100,00 shares, issued and outstanding 1,000)	$	6,000
Additional Paid-In Capital		16,210
Retained Earnings		421,222
Total Stockholders' Equity	$	443,432
Total Liabilities and Stockholders' Equity	$	511,885

POTOMAC INVESTMENT COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Commissions	$ 91,658
Investment Advisory Fees	295,605
Gain/(Loss) on Securities	114,534
Interest	8,457
Total Revenues	$ 510,254
EXPENSES	
Employee Compensation	$ 260,706
Retirement Plan	56,000
Clearing & Execution Costs	36,676
Rent and Utilities	20,447
Office Expenses	14,860
Depreciation	3,836
Regulatory Fees and Licenses	11,130
Insurance	2,011
Payroll Expenses	12,439
Professional Fees	13,650
Subcontractor	11,000
Telephone	904
Other expenses	563
Total Expenses	$ 444,222
Net Income	$ 66,032

POTOMAC INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2019	$ 6,000	$ 16,210	$ 385,190	$ 407,400
Distributions			(30,000)	(30,000)
Net Income (Loss)			66,032	66,032
Balance at December 31, 2019	$ 6,000	$ 16,210	$ 421,222	$ 443,432

POTOMAC INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 66,032
Adjustments to reconcile net income to net cash	
Depreciation	3,836
Investment Securities	(114,534)
Changes in assets and liabilities:	
(Increase) decrease:	
Accounts Receivable - Trade	12,860
Prepaid Expenses	2,534
Accounts Payable	53,402
Net Cash provided by operating activities	$ 24,130
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of Fixed Assets	(1,418)
CASH FLOW FROM FINANCING ACTIVITIES	
Loan from Stockholder	7,300
Distribution	(30,000)
Net Increase/(Decrease) in Cash and Cash Equivalents	$ 12
CASH AND CASH EQUIVALENTS	
Cash at Beginning of Year	1,681
Cash at End of Year	$ 1,693

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

NOTE 1 - ORGANIZATION

Potomac Investment Company (the Company), was incorporated under the laws of the District of Columbia on October 19, 1983, to provide securities brokerage and investment advisory services in in the Washington metropolitan area. The Company, which is regulated by the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, is an "introducing" broker-dealer as defined in Rule 15c3-1(a)(2).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The adoption of Accounting Standard ASC 606 did not have a material effect on the company.

Securities Transactions and Related Commissions – Securities transactions and related commissions are being recognized on a trade date basis.

Investment Advisory Fees –Investment advisory fees are received at the beginning of the quarter and recognized over the quarter.

Securities Owned - Securities owned by the Corporation are valued at market with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recognized and recorded as income when declared. There were no dividends declared at year end.

The Company holds equity securities with a total cost basis of $111,381 and a total fair market value of $487,501 at December 31, 2019.

Depreciation - The Company's equipment is depreciated using the straight line method over three to ten years.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes - Beginning with the taxable year ending December 31, 1983, the Company's S shareholders elected to be treated as an S Corporation for Federal income tax purposes. Under this election, income, losses and credits are included in the individual tax returns of the shareholder. Therefore, no provision has been made for income taxes in the accompanying financial statements. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

Accounts Receivable - Accounts receivable are recorded net of allowance for expected losses. The allowance, estimated at zero for 2019, is estimated based on historical performances.

Cash and Cash Equivalents - Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – Continued

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchases with a maturity of three months or less to be cash equivalents.

Retirement Plan - The Company maintains a Simplified Employer Plan (SEP) for employees. The Company provides a discretionary contribution to the SEP on an annual basis. For 2019, the Company elected to make a contribution of $56,000.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 487,501	$ -	$ -	$ 487,501

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company leases operating space from the sole shareholder. The monthly payment represents a percentage of space used and is determined on a month to month basis.

The Stockholder has loaned the Company $7,300. The loan is due in 1 year and is non-interest bearing.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $296,743 which was $291,743 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 23.1 to 1.

NOTE 6 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the provisions of the reserve requirements of the Securities and Exchange Commission under Section (k)(2)(ii) since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 7 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 21, 2019, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

POTOMAC INVESTMENT COMPANY
AT DECEMBER 31, 2019

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Members' Equity	$	443,432
Deductions and/or Changes		
Non-Allowable Assets		
Other Assets		8,062
Fixed Assets		10,774
Net Capital before Haircuts on Securities Positions	$	424,596
Haircuts on Securities		
Haircuts Regular		73,125
Haircuts Undue Concentration		54,728
Net Capital	$	296,743

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

SCHEDULE II

Minimum Net Capital Required	$	4,566
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	291,743
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$	284,898

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities from Statement of Condition		
Accounts Payable	$	68,453
Total Aggregate Indebtedness Liabilities	$	68,453
Percentage of Aggregate Indebtedness to Net Capital		23.1%

POTOMAC INVESTMENT COMPANY
AT DECEMBER 31, 2019

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

No material differences exist between the computation of net capital under Rule 15c3-1 in this report and such computation in the respondent's original Part IIA unaudited filing.

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Potomac Investment Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below, which were agreed to by Potomac Investment Company and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Potomac Investment Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating Potomac Investment Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Potomac Investment Company's management is responsible for Potomac Investment Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019. We noted that revenue was understated by $36,676, representing the amount for clearing and execution costs;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We noted that the adjustments did not include clearing and executions costs paid to other SIPC members in connection with security transactions was understated by $36,676;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. We noted that the net fees subject to assessment was correct.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
January 31, 2020

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Potomac Investment Company

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Potomac Investment Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Potomac Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Potomac Investment Company stated that Potomac Investment Company met the identified exemption provisions throughout the most recent fiscal year without exception. Potomac Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Potomac Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
January 31, 2020

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

POTOMAC INVESTMENT COMPANY
5600 Wisconsin Ave # I08
Chevy Chase, MD 20815

301-657- 2072
Fax: 301-657-2073
cgreenwald1@verizon.net

Exemption Report

December 31, 2019

To the best of our knowledge and belief, Potomac Investment Company is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii}. The Company met the exemption provision in paragraph (k)(2)(ii) of rule 15c3-3 from the period January 1, 2019 through December 31, 2019 without exception.

Very truly yours,

Carol Greenwald
President